Filed pursuant to Rule 424(b)(3)
Registration No. 333-131393
PROSPECTUS SUPPLEMENT NO. 1 DATED JULY 20, 2006
(To Prospectus dated January 31, 2006)
VECTOR GROUP LTD.
7,000,000 Shares of Common Stock
     This prospectus supplement supplements, and should be read in conjunction with, the prospectus, dated January 31, 2006, relating to the offer and sale by the selling shareholders identified in the prospectus of up to 7,000,000 shares of common stock, $0.10 par value per share.
     The information appearing under the heading “Plan of Distribution” in the prospectus is hereby replaced in its entirety by the following:
PLAN OF DISTRIBUTION
     As used below, “selling shareholders” includes the individuals listed in the table above and donees, pledgees, transferees or other successors in interest selling shares received from a selling shareholder (including the named selling shareholders) after the date of this prospectus. Selling shareholders from time to time may sell the shares being offered hereby on the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise. The shares may be sold by the selling shareholders by one or more of the following methods:
•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the shares;

•	in one or more underwritten offerings on a firm commitment or best efforts basis;

•	by entering into option or loan transactions that require the selling shareholders to deliver shares to a broker or dealer which may then resell or otherwise transfer the shares pursuant to this prospectus to cover the broker’s or dealer’s own short sales of the shares or to cover short sales of the shares by customers of the broker or dealer;
•	by depositing shares in margin accounts of a broker or dealer which may borrow, and whose customers may borrow, the shares to cover sales of shares in connection with hedging transactions of such customers; or

•	a combination of any such methods of sale.
     The shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of shares for whom such broker-dealers act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share, and to the extent such broker-dealer is unable to do so, acting as agent for a selling shareholder, such broker-dealer may purchase, as principal, any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions on the New York Stock Exchange at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.
     From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of a selling shareholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for such selling shareholder’s shares will otherwise remain unchanged. In addition, a selling shareholder may, from time to time, sell short Vector Group Ltd. common stock, and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered under this prospectus may be used to cover such short sales.
     A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of Vector Group Ltd. common stock in the course of hedging the positions they assume with such selling shareholder, including, without limitation, in connection with distributions of the common stock by such broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. A selling shareholder may also loan or pledge the shares offered hereby to a broker-dealer, and the broker-dealer may sell the shares offered hereby so loaned or, upon a default, may sell or otherwise transfer the pledged shares offered hereby.
     Any selling shareholders who are directors or officers of Vector Group Ltd. are subject to restrictions on the sale or transfer of the shares beneficially owned by them pursuant to the short-swing profit rule set forth in Section 16(b) of the Securities Exchange Act of 1934, as amended.
     The selling shareholders and any broker-dealers or agents that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.
     In connection with offerings of convertible securities by Vector Group Ltd., the selling shareholders may enter into agreements to lend broker-dealers shares of Vector Group Ltd. common stock for the purpose of allowing such broker-dealers, in turn, to lend such shares to its customers (including the purchasers of the convertible securities) who may, from time to time, sell such shares short.
     In connection with the private placement of $110 million of Vector Group Ltd.’s 3 7/8% Variable Interest Senior Convertible Debentures due 2026 (the “Debentures”), which closed on July 12, 2006, certain selling shareholders who are executive officers of Vector Group Ltd. may deposit shares of Vector Group Ltd. common stock into margin accounts maintained with Jefferies & Company, Inc. (“Jefferies”), the initial purchaser of the Debentures. Purchasers of the Debentures may borrow shares on deposit in the margin accounts in order to facilitate hedging transactions entered into by such purchasers. Such selling shareholders are under no obligation to maintain any shares in the margin accounts and may withdraw shares from the margin accounts at any time. In connection with any borrowing of the shares deposited in the margin accounts, each of Jefferies and any customer of Jefferies may be deemed to be an “underwriter” as that term is defined in the Securities Act of 1933, as amended, with respect to any sale of such shares.
     Costs, expenses and fees to be incurred by the selling shareholders in connection with the sale of the shares offered hereby, including all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. We will pay the fees and expenses relating to the registration with the SEC of the sale of the shares by the selling shareholders.

     You should carefully review and consider the information under the heading “Cautionary Statement Regarding Forward-Looking Statements” referred to on page 4 of the prospectus and the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” referred to on page 4 of the prospectus.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
The date of this prospectus supplement is July 20, 2006.